

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2025

Evangelos J. Pistiolis
Chief Executive Officer
TOP Ships Inc.
20 Iouliou Kaisara Str,
19002 Paiania, Athens, Greece

> **Re: TOP Ships Inc.**
> **Registration Statement on Form F-3**
> **Filed September 12, 2025**
> **File No. 333-290238**

Dear Evangelos J. Pistiolis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel